Mail Stop 3561
      December 29, 2005

R. Greg Smith
Chief Executive Officer
ERF Wireless, Inc.
2911 South Shore Blvd., Suite 100
League City, Texas 77573

Re:	ERF Wireless, Inc.
      Registration Statement on Form SB-2
      Filed December 12, 2005
	File No. 333-130274

Dear Mr. Smith:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 26
1. You have not included an adequate discussion of how the securities being offered for resale were acquired by some of the selling shareholders. You may provide this information in the Recent Sales of Unregistered Securities section of the registration statement pursuant to Item 701 of Regulation S-B.
2. Please identify the natural persons who exercise voting and investment control over the securities held of record by Six Eighteen
Corp. and Sella Invest & Trade, Inc. See interpretation 4S of the Manual of Publicly Available Telephone Interpretations (March 1999 supplement).
Plan of Distribution, page 28
3. You state in the third paragraph on page 29 that DP Securities, Inc., and other selling security holders "are deemed to be" underwriters. Given the fact that DP Securities, Inc., is a registered broker-dealer and does not appear to have received the securities as compensation for underwriting activities, please state that it "is" an underwriter.
Item 28.  Undertakings, page II-4
4. In your amended filing, please revise to include the new undertakings that became effective on December 1, 2005. See Questions 3 through 6 in Securities Offering Reform Transition Questions and Answers, which is available on our web site at http://www.sec.gov/divisions/corpfin/transitionfaq.htm. See new
Item
512(a)(4) and 512(g) of Regulation S-B, which were adopted in Securities Offering Reform, Release No. 33-8591 (July 19, 2005), which is available on our web site at http://www.sec.gov/rules/final/33-8591fr.pdf.

Signatures, page II-5
5. Provide the signature of your controller or principal accounting officer. Please note that any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the registration statement.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the
Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Pradip Bhaumik, Attorney-Advisor, at (202)
551-
3333, Michele Anderson, Legal Branch Chief, at (202) 551-3833, or me at (202) 551-3810 with any other questions.

      					Sincerely,



      					Larry Spirgel
      					Assistant Director


cc. Thomas C. Pritchard, Esq.
Brewer & Pritchard, P.C.
	Fax:  (713) 659-5302
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R. Greg Smith
ERF Wireless, Inc.
December 29, 2005
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